SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 5)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

WEBMD HEALTH CORP. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
94770V 10 2
(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.
WEBMD HEALTH CORP.
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
(212) 624-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
CREIGHTON O’M. CONDON, ESQ.
ROBERT M. KATZ, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 271,440,000	$19,353.67
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 5,800,000 shares of common stock at the offer price of $46.80 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,940.13	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO	Date Filed: March 11, 2010

Amount Previously Paid: $413.54	Filing Party: WebMD Health Corp.
Form or Registration No.: Schedule TO/A	Date Filed: March 16, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

INTRODUCTION
     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2010, as amended and supplemented through the date hereof (the “Schedule TO”), relating to the offer by WebMD Health Corp., a Delaware corporation (the “Company”), to purchase up to 5,800,000 shares of its common stock, par value $.01 per share, at a price of $46.80 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
     The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 4. TERMS OF THE TRANSACTION.
     The information set forth in Item 4 is hereby amended and supplemented by the following:
     The following paragraph is added after the ninth full paragraph of the Introduction to the Offer to Purchase and after the third paragraph of Section 11 the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”):
     “WebMD has received inquiries as to the number of shares of WebMD Common Stock that Mr. Wygod intends to tender in the Offer. On April 5, 2010, Mr. Wygod advised the Company that he will tender approximately 1.2 million shares of WebMD Common Stock beneficially owned by him in the Offer. As previously reported by Mr. Wygod on Forms 4 filed with the SEC, Mr. Wygod has sold approximately 111,000 shares of WebMD Common Stock beneficially owned by him from March 11, 2010 through April 1, 2010.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 5, 2010

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

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